UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company Profit Sharing and
Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
ATTN: Retirement Benefits Committee
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2011

Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of net assets available for benefits	3

Statement of changes in net assets available for benefits	4

Notes to financial statements	5-10

Supplemental Schedule

Schedule H, Line 4i — Schedule of assets (held at end of year)	11

Signatures	12

Exhibits	13

Report of Independent Registered Public Accounting Firm

Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2012

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ McGladrey LLP

Minneapolis, Minnesota
June 24, 2011

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value:
Registered investment companies	$224,586,787	$221,087,468
Tennant Company common stock	56,522,589	64,511,267
Total investments	281,109,376	285,598,735

Receivables:
Tennant Company (employer) contributions	3,831,409	3,477,855
Notes from participants	6,105,997	5,364,640
Other	9	706,244
Dividends and interest	16,446	16
Total receivables	9,953,861	9,548,755
Total assets	291,063,237	295,147,490

Liabilities:
Fees payable	(113,011)	(227,970)
Net assets available for benefits	$290,950,226	$294,919,520
 See accompanying Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Investment income:
Net depreciation in fair value of investments	$(4,253,049)
Dividends and interest	5,206,896
Dividends — Tennant Company common stock	1,066,228
Net investment income	2,020,075

Interest income from notes receivable from participants	313,545

Contributions:
Participant	8,875,912
Rollovers	526,648
Tennant Company (employer)	6,903,035
Total contributions	16,305,595

Distributions to participants	(22,488,147)
Administrative expense	(120,362)
Total deductions	(22,608,509)

Net decrease	(3,969,294)

Net assets available for benefits:
Beginning of year	294,919,520
End of year	$290,950,226

See accompanying Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1.	Plan Description

General: The following brief description of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2012, the Plan’s name was amended to Tennant Company Retirement Savings Plan.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. The full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65

b. Retirement at any time between the ages of 55 and 65

c. Disability retirement at any age

d. Voluntary termination of employment by employee

e. Involuntary termination or layoff other than for cause

f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.

In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a. Participant reaches age 59½

b. Immediate and heavy financial need

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1.	Plan Description (Continued)

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. The Company has agreed to contribute an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages.  Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on eligible wages. There was a 3.24 percent discretionary contribution made for the year ended December 31, 2011. Participants may also contribute amounts representing distributions from other qualified plans.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 10.25 percent through January 2022. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Note 2.	Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 2.	Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Notes from participants: Delinquent loans are treated as distributions based upon the terms of the Plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2011, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2011 statement of net assets available for benefits.

Note 3.	Investments

The net depreciation in fair value of investments for the year ended December 31, 2011, was as follows:

Investment in Tennant Company common stock	$1,418,132
Investment in registered investment companies	(5,671,181)
$(4,253,049)

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 3.	Investments (Continued)

The following investments as of December 31, 2011 and 2010, represented 5 percent or more of the Plan’s net assets available for benefits:

	2011	2010

Tennant Company common stock	$56,522,589	$64,511,267
Vanguard Group of Mutual Funds:
Wellington Fund	38,435,119	40,518,633
500 Index Fund	31,165,507	32,878,519
Prime Money Market Fund	34,155,844	27,143,024
Windsor Fund	18,636,491	21,743,200
Developing Markets Index Fund	12,830,891	14,969,638
Small-Cap Index Fund	15,418,572	16,245,004
Metropolitan West Total Return Bond Fund	28,157,675	30,328,518

The Plan’s investments in Tennant Company stock at December 31, 2011 and 2010, are presented in the following table:

Tennant Company Common Shares	2011	2010

Number of shares	1,451,148	1,678,168
Cost	$24,305,734	$25,341,400
Market	56,522,589	64,511,267

Note 4.	Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

       If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 4.	Fair Value Measurements (Continued)

Level 3:
Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies: Certain investments in registered investment companies are valued at the net asset value of shares, based on active market prices, held by the Plan at year-end. Other investments in registered investment companies are valued at cost plus accrued income, which approximates fair value determined from or corroborated by observable market data by correlation or other means.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$78,403,701	$-	$-	$78,403,701
Balanced funds (stocks and bonds)	61,480,319	-	-	61,480,319
Bond funds	33,403,977	-	-	33,403,977
International stock funds	17,142,946	-	-	17,142,946
Short-term reserves	-	34,155,844	-	34,155,844
Tennant Company common stock	56,522,589	-	-	56,522,589
Total investment assets at fair value	$246,953,532	$34,155,844	$-	$281,109,376

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$84,018,471	$-	$-	$84,018,471
Balanced funds (stocks and bonds)	58,132,150	-	-	58,132,150
Bond funds	31,365,251	-	-	31,365,251
International stock funds	20,428,572	-	-	20,428,572
Short-term reserves	-	27,143,024	-	27,143,024
Tennant Company common stock	64,511,267	-	-	64,511,267
Total investment assets at fair value	$258,455,711	$27,143,024	$-	$285,598,735

Tennant Company Profit Sharing and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 5.	Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

Note 6.	Tax Status

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated June 30, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  Effective January 1, 2010, the Plan adopted the Tennant Company Profit Sharing and Employee Stock Ownership Plan. The Plan has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under the Internal Revenue Code Section 401(a). However, the Plan Administrator believes that the Plan is qualified, and therefore, the related trust is exempt from taxation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or assets) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Tennant Company Profit Sharing and Employee Stock Ownership Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2011

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund	$38,435,119
Vanguard 500 Index Fund*	Mutual fund	31,165,507
Metropolitan West Total Return Bond Fund	Mutual fund	28,157,675
Vanguard Prime Money Market Fund*	Mutual fund	34,155,844
Vanguard Windsor Fund*	Mutual fund	18,636,491
Vanguard Small-Cap Index Fund*	Mutual fund	15,418,572
Vanguard Developing Markets Index Fund*	Mutual fund	12,830,891
Vanguard Growth Index Fund*	Mutual fund	11,666,139
Artio International Equity Fund	Mutual fund	4,312,055
Vanguard Target Retirement 2025 Fund*	Mutual fund	3,622,838
Vanguard Target Retirement 2015 Fund*	Mutual fund	3,227,261
Vanguard Target Retirement 2030 Fund*	Mutual fund	3,103,759
Vanguard Target Retirement 2035 Fund*	Mutual fund	2,820,290
Vanguard Target Retirement 2020 Fund*	Mutual fund	2,518,720
Vanguard Large-Cap Index Investor Shares*	Mutual fund	1,516,992
Vanguard Target Retirement Income Fund*	Mutual fund	1,217,083
Vanguard Target Retirement 2045 Fund*	Mutual fund	1,636,596
Vanguard Target Retirement 2010 Fund*	Mutual fund	2,054,447
Vanguard Inflation-Protected Securities Fund*	Mutual fund	5,246,302
Vanguard Target Retirement 2040 Fund*	Mutual fund	1,384,601
Vanguard Target Retirement 2005 Fund*	Mutual fund	596,615
Vanguard Target Retirement 2050 Fund*	Mutual fund	722,800
Vanguard Target Retirement 2055 Fund*	Mutual fund	86,190
		224,586,787

Tennant Company common stock*	Common stock, 1,451,148 shares, par value
	$0.375; cost is $24,305,734	56,522,589
Vanguard Group Fiduciary Trust Company*	Notes from participants, ranging between
	5.25% and 10.25%, maturing through
	January 2022	6,105,997
		$287,215,373

  *Represents party in interest.
  **Cost information for participant-directed investments is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2012	By:	/s/ Vicki L. Haugen
Vicki L. Haugen
Retirement Benefits Committee

EXHIBITS

Item #	Description
23.1	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

23.2	Consent of Independent Registered Public Accounting Firm — McGladrey LLP